Filed by Fidelity National Financial, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6(b) of the Securities Exchange Act of 1934, as amended

Subject Company: Stewart Information Services Corporation

Commission File No.           001-02658

Fidelity National Financial, Inc. Receives Canadian Antitrust Clearance in Connection with Acquisition of Stewart Information Services Corporation

August 21, 2018

JACKSONVILLE, Fla., Aug. 21, 2018 /PRNewswire/ — Fidelity National Financial, Inc. (NYSE: FNF) today announced that FNF received a “no-action letter” from the Canadian Competition Bureau (the “Bureau”), indicating that the Bureau does not intend to oppose completion of the previously announced acquisition of Stewart Information Services Corporation (“Stewart”) by FNF (the “Transaction”).

FNF expects to close the Transaction by the first or second quarter of 2019, subject to the satisfaction of the remaining closing conditions, including Stewart stockholder approval, federal and state regulatory approvals and the satisfaction of other customary closing conditions.

About FNF

Fidelity National Financial, Inc. is a leading provider of title insurance and transaction services to the real estate and mortgage industries. FNF is the nation’s largest title insurance company through its title insurance underwriters - Fidelity National Title, Chicago Title, Commonwealth Land Title, Alamo Title and National Title of New York - that collectively issue more title insurance policies than any other title company in the United States. More information about FNF can be found at fnf.com.

Forward Looking Statements

This press release contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U. S. economy; our potential inability to find suitable acquisition candidates; our dependence on distributions from our title insurance underwriters as a main source of cash flow; significant competition that our operating subsidiaries face; compliance with extensive government regulation of our operating subsidiaries; the risk that Stewart stockholders may not adopt the merger agreement; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the closing conditions to the Transaction may not be satisfied in a timely manner; the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of FNF’s Form 10-K, Form S-4, and other filings with the U.S. Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger between FNF and Stewart. In connection with the proposed merger, FNF filed with the SEC on May 30, 2018, a registration statement on Form S-4 containing a proxy statement/prospectus, as amended by Amendment No. 1 on July 12, 2018 and Amendment No. 2 on July 26, 2018, which was declared effective by the SEC on August 1, 2018 (the “Form S-4”). Stewart filed the definitive proxy statement on August 1, 2018 and began to mail the definitive proxy statement to its shareholders on August 1, 2018. STOCKHOLDERS OF STEWART ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about FNF and Stewart, without charge, at the SEC’s website, sec.gov. Copies of documents filed with the SEC by FNF (when they are available) will be made available free of charge on FNF’s investor relations website. Copies of documents filed with the SEC by Stewart (when they are available) will be made available free of charge on Stewart’s investor relations website.

FNF and Stewart, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding the directors and executive officers of FNF is contained in FNF’s Form 10-K/A for the year ended December 31, 2017 filed with the SEC on April 26, 2018, FNF’s definitive proxy statement filed with the SEC on May 2, 2018 and the Form S-4. Information regarding Stewart’s directors and executive officers is contained in Stewart’s Form 10-K for the year ended December 31, 2017 filed with the SEC on February 28, 2018, Stewart’s definitive proxy statement filed on April 23, 2018 and the Form S-4.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FNF-G

SOURCE: Fidelity National Financial, Inc.

CONTACT: Daniel Kennedy Murphy, Senior Vice President and Treasurer, 904-854-8120, dkmurphy@fnf.com